Exhibit 12.2
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	(Unaudited)
	Six Months Ended
	June 30,				Twelve Months Ended December 31,
(dollar amounts in thousands)	2011		2010		2010		2009		2008		2007		2006

Earnings:

Income (loss) before income taxes	$356,089		$63,727		$352,311		$(3,678,183)		$(296,008)		$22,643		$514,061

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	50,109		53,569		102,969		155,269		351,672		431,320		345,253

Earnings available for fixed charges, excluding interest on deposits	406,198		117,296		455,280		(3,522,914)		55,664		453,963		859,314
Add: Interest on deposits	144,100		243,124		439,050		674,101		931,679		1,026,388		717,167

Earnings available for fixed charges, including interest on deposits	550,298		360,420		894,330		(2,848,813)		987,343		1,480,351		1,576,481

Fixed Charges:
Interest expense, excluding interest on deposits	42,247		45,759		87,537		139,754		334,952		415,063		334,175
Interest factor in net rental expense	7,862		7,810		15,432		15,515		16,720		16,257		11,078
Preferred stock dividends	15,407		58,783		172,032		174,756		46,400		—		—

Total fixed charges, excluding interest on deposits	65,516		112,352		275,001		330,025		398,072		431,320		345,253
Add: Interest on deposits	144,100		243,124		439,050		674,101		931,679		1,026,388		717,167

Total fixed charges, including interest on deposits	$209,616		$355,476		$714,051		$1,004,126		$1,329,751		$1,457,708		$1,062,420

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	6.20	x	1.04	x	1.66	x	(10.67	)x	0.14	x	1.05	x	2.49	x
Including interest on deposits	2.63	x	1.01	x	1.25	x	(2.84	)x	0.74	x	1.02	x	1.48	x